UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

J.Jill, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46620W 102
(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Raphael M. Russo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON TI IV JJill Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,632,759
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,632,759
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON TI IV JJ GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Neal Moszkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Jonathan Bilzin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON Karim Saddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,632,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,632,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,632,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 10 of 14

1	NAME OF REPORTING PERSON Ramez Sousou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 11 of 14

This Amendment No. 1 to Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of J.Jill, Inc., and the reporting persons described below.  It reflects the retirement and withdrawal of Ramez Sousou as a Reporting Person and the addition of Messrs. Jonathan Bilzin and Karim Saddi as new Reporting Persons. Initially capitalized terms used in this Amendment No.1 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 1 restates Items 2, 5 and 7 of the Statement with the following:

Item 2.  Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)  TI IV JJill Holdings, LP;

(ii)  TI IV JJ GP, LLC;

(iii)  TowerBrook Investors IV (Onshore), L.P.;

(iv)  TowerBrook Investors GP IV, L.P.;

(v)  TowerBrook Investors, Ltd.

(vi)  Neal Moszkowski;

(vi)  Jonathan Bilzin; and

(vii) Karim Saddi

The principal business address for each of the Reporting Persons (other than Mr. Saddi) is:

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower, 65 East 55th Street, 19th Floor

New York, New York 10022

The principal business address for Mr. Saddi is:

c/o TowerBrook Capital Partners L.P.

1 St. James’s Market

Carlton Street

London SW1Y 4AH

United Kingdom

The Citizenship of each Reporting Person is set forth in Item 6 of each Reporting Person’s cover page.

The general partner of TI IV JJill Holdings, LP (“TI IV”) is TI IV JJ GP, LLC (“TI IV JJ”), the sole member of which is TowerBrook Investors IV (Onshore), L.P (“Investors IV”). The general partner of Investors IV is TowerBrook Investors GP IV, L.P. (“GP IV”). The general partner of GP IV is TowerBrook Investors, Ltd. (“TowerBrook Investors” and, collectively with TI IV, TI IV JJ, Investors IV and GP IV, the “TowerBrook entities”). As of June 2, 2024 (i) as result of certain investment-related approval rights, Neal Moszkowski, Jonathan Bilzin and Karim Saddi may each be deemed to have voting and investment control over securities beneficially owned by TowerBrook Investors and (ii) Ramez Sousou no longer constitutes a Reporting Person. Messrs. Moszkowski’s, Bilzin’s and Saddi’s principal occupation relates to their respective positions with the TowerBrook entities and affiliated funds and investment vehicles.

Except as disclosed herein, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 12 of 14

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages of this Statement is incorporated by reference.

(a)          In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date on the cover page to this Statement, an aggregate of 8,632,759 shares of Common Stock, including 5,321,444 shares of Common Stock and 3,311,315 shares of Common Stock that may be issued upon exercise of the Warrants. Percentage ownership is based on 10,747,847 shares of common stock outstanding as of April 9, 2024, as reported by the Issuer in its Proxy Statement for its 2024 annual meeting. Shares beneficially owned and percentage ownership also give effect to a 1-for-5 reverse stock split that became effective November 9, 2020.

(b)          Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the shares of Common Stock reported herein.

(c)          None of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Statement.

(d)          To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)          Mr. Sousou ceased to be the beneficial owner of more than 5% of the Common Stock as of June 2, 2024

CUSIP No. 46620W 102	SCHEDULE 13D	Page 13 of 14

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Stockholders Agreement, dated as of March 14, 2017 (incorporated by reference from Exhibit 10.13 to the Issuer’s Annual Form 10-K, filed on April 28, 2017 (File No. 001-38026)).

99.3	Registration Rights Agreement, dated as of March 14, 2017 (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-K, filed on April 28, 2017 (File No. 001-38026)).

99.4	Services Agreement, dated as of May 8, 2015, by and between Jill Acquisition LLC and TowerBrook Capital Partners L.P (incorporated by reference from Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, filed on February 10, 2017 (File No. 333-215993)).

99.5	Warrant Agreement, dated as of October 2, 2020, by and among J.Jill, Inc. and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on October 2, 2020 (File No. 001-38026)).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2024

TOWERBROOK INVESTORS, LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski Title: Director

TI IV JJIL HOLDINGS, LP

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TI IV JJ GP, LLC

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TOWERBROOK INVESTORS IV (ONSHORE), L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

TOWERBROOK INVESTORS GP IV, L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

Neal Moszkowski

By:	/s/ Neal Moszkowski

Jonathan Bilzin

By:	/s/ Jonathan Bilzin

Karim Saddi

By:	/s/ Karim Saddi

Ramez Sousou

By:	/s/ Ramez Sousou